Exhibit 99.1

Itaú Unibanco Holding S.A.

CNPJ. 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

SUMMARIZED MINUTES OF THE MEETING OF THE BOARD

OF DIRECTORS OF DECEMBER 9, 2016

DATE, TIME AND PLACE: On December 9, 2016, at 4:30 p.m., at Avenida Brigadeiro Faria Lima, 3.500, 1º andar, in the city and state of São Paulo.

CHAIRMAN: Pedro Moreira Salles.

QUORUM:	The totality of the elected members.

RESOLUTIONS UNANIMOUSLY ADOPTED:

As part of the management transition process pursuant to the Announcement to the Market of November 9, 2016, the Board of Directors approves the following changes to the organizational structure of the Company’s Board of Officers for the current annual term of office, effective until the investiture of those elected at the Meeting of the Board of Directors subsequent to the Annual General Stockholders’ Meeting of 2017:

1. SETTING OF OFFICER NUMBERS – to amend the number of positions on the Board of Officers for the current term of office from 22 to 24 members, being 1 Chief Executive Officer, 4 General Directors, 3 Vice Presidents, 4 Executive Officers and 12 Officers;

2. ELECTIONS – to elect to the position of Vice President the following qualified persons:

ANDRÉ SAPOZNIK, Brazilian, married, engineer, bearer of ID RG-SSP/SP 21.615.978-7, enrolled in the tax register under No. 165.085.128-62, domiciled in the city and state of São Paulo, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, 8º andar, Parque Jabaquara, CEP 04344-902; and

CAIO IBRAHIM DAVID, Brazilian, married, engineer, bearer of ID RG-SSP/SP 12.470.390-2, enrolled in the tax register under No. 101.398.578-85, domiciled in the city and state of São Paulo, at Av. Brigadeiro Faria Lima, 3500, 2º andar, Itaim Bibi, CEP 04538-132.

2.1. Recorded that the elected officers: (i) have submitted documents that support the meeting of prior eligibility conditions provided for in Articles 146 and 147 of Law 6,404/76 and in the regulation in force, particularly Resolution No. 4,122/12 of the National Monetary Council (“CMN”) and Article 3, of Instruction No. 367/02 of the Brazilian Securities and Exchange Commission (“CVM”), including the clearance certificates, being all documents filed at the Company’s head office; and (ii) shall be vested in their positions following ratification of their election by the Central Bank of Brazil (“BACEN”).

MEETING OF THE BOARD OF DIRECTORS - ITAÚ UNIBANCO HOLDING S.A. OF DECEMBER 9, 2016 – 4:30 P.M.	Page.2

3. REASSIGNMENT – to reassign the Vice President Eduardo Mazzilli de Vassimon to the position of General Director.

3.1. Recorded that the General Directors shall have the following specific assignments:

a) Candido Botelho Bracher becomes responsible for supporting the Chief Executive Officer in his activities on a transitional basis until his investiture as Chief Executive Officer, the position to which he will be elected after the next Annual General Stockholders' Meeting;

b) Eduardo Mazzilli de Vassimon becomes responsible for structuring services and setting internal and operating rules relative to the wholesale areas and to the relationship with middle-market and large corporate clients, including banking services, investment banking and asset management, and institutional treasury;

c) Márcio de Andrade Schettini becomes responsible for structuring services and setting internal and operating rules relative to Commercial Banking; to the relationship and provision of products and services to a client base of individuals and companies from all levels of the retail segment, and to the insurance, pension plan and capitalization areas; and

d) Marco Ambrogio Crespi Bonomi becomes responsible for supporting the process for transferring the activities listed in item “c” to Márcio de Andrade Schettini on a transitional basis until his investiture as a member of the Board of Directors, the position to which he will be nominated at the next Annual General Stockholders' Meeting.

4. ASSIGNMENT OF RESPONSIBILITY – Pursuant to the rules of BACEN and CVM, to attribute the responsibilities listed below to the nominated officers:

EDUARDO MAZZILLI DE VASSIMON

Rural Credit Area – CMN Resolution No. 3,556/08;

Matters related to the Brazilian Payments System – BACEN Circular No. 3,281/05;

Investment Portfolio – CMN Resolution No. 2,212/95;

Repurchase Operations– CMN Resolution No. 3,339/06;

Loans and Securities Lending Operations – CMN Resolution No. 3,197/04;

Swap Operations – CMN Resolution No. CMN 3,505/07;

Registration of Credit Assignment Operations – CMN Resolution No. 3,998/11;

Operations conducted with securities in regulated markets – CVM Instruction No. 505/11.

MÁRCIO DE ANDRADE SCHETTINI

Client Information for the National Financial System (SFN) – BACEN Circular No. 3,347/07;

Commercial Portfolio – CMN Resolution No. 2,212/95;

Leasing Portfolio – CMN Resolution No. 2,212/95;

Real Estate Loan Portfolio – CMN Resolution No. 2,212/95;

Credit, Finance and Investment Portfolio – CMN Resolution No. 2,212/95;

Deposit Accounts – CMN Resolutions No. 2,025/93 and 2,078/94;

Currency Market related operations – CMN Resolution No. 3,568/08;

Registration of Guarantees on Vehicles and Properties – CMN Resolution No. 4,088/12.

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Record that the other positions in the Board of Officers and assignment of responsibilities were not changed.

CONCLUSION: With the work of the meeting concluded, these minutes were drafted, read, approved and signed by all. São Paulo (State of São Paulo), December 9, 2016. (signed) Pedro Moreira Salles – Chairman; Alfredo Egydio Arruda Villela Filho and Roberto Egydio Setubal – Vice Chairmen; Alfredo Egydio Setubal, Candido Botelho Bracher, Demosthenes Madureira de Pinho Neto, Fábio Colletti Barbosa, Gustavo Jorge Laboissière Loyola, José Galló, Nildemar Secches, Pedro Luiz Bodin de Moraes and Ricardo Villela Marino – Directors.

São Paulo (State of São Paulo), December 9, 2016.

MARCELO KOPEL

Investor Relations Officer